  Proskauer Rose LLP   1585 Broadway   New York, NY 10036-8299

November 16, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jerard T. Gibson, Esq.

Re:	Preferred Apartment Communities, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed on October 4, 2010
File No. 333-168407

Dear Mr. Gibson:

On behalf of our client, Preferred Apartment Communities, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 1, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on July 30, 2010 (No. 333-168407) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 4, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in the Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Amendment No. 2.  All page number references in the Company’s responses are to page numbers in Amendment No. 2.

In addition, please note that in connection with the engagement of the Company’s underwriter, Anderson & Strudwick, Incorporated, the Registration Statement has been revised to include the terms of the engagement and has been adapted to the format the underwriter is accustomed to using in its marketing efforts.  These revisions include clarification and improvement of the current disclosure, as well as the following changes:

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

November 16, 2010

1.	The addition of the description of the financial advisor warrant on the cover page of the prospectus and pages 15, 172 and 174 of the prospectus;

2.	The disclaimer relating to market and industry data added on page v of the prospectus;

3.
The movement from page 15 of the prospectus to page 1 of the prospectus of the disclosure that the information in the prospectus is based on an assumption that 6,000,000 shares of Class A Common Stock will be sold in the underwritten offering, the shares of Class A Common Stock in the underwritten offering and the private placement offering will be sold at a price per share of $10.00, there is no exercise by the underwriter of its over-allotment option and there is no exercise by the financial advisor of the financial advisor warrant;

4.	The movement from pages 15 and 16 of the prospectus to pages 4 to 5 of the prospectus of the summary risk factors in order to consolidate the relevant disclosure;

5.
On page 14 of the prospectus, the movement of the disclosure relating to the Company’s distribution policy to include such disclosure in the general disclosure under the Prospectus Summary rather than the disclosure that more specifically relates to the terms of the offering;

6.	The deletion of the “Ownership and transfer restrictions” line of “The Offerings” chart on page 14 of the prospectus because it is duplicative of the disclosure on pages 13 to 14 of the prospectus;

7.	The significant revision or expansion of the following risk factors:

•	On page 18 of the prospectus, the risk factor entitled “Our lack of prior operating history makes it difficult for you to evaluate our likely performance and this investment”,

•
On page 21 of the prospectus, the risk factor entitled “Your percentage of ownership may become diluted if we issue new shares of stock or other securities and issuances of preferred stock or other securities may subordinate the rights of common stockholders”,

•
On page 23 of the prospectus, the risk factor entitled “If our manager loses or is unable to retain or replace key personnel, our ability to implement our investment strategies could be hindered, which could adversely affect our ability to make distributions and the value of your investment”,

•
On page 28 of the prospectus, the risk factor entitled “Our manager, our executive officers and their affiliates may face competing demands relating to their time, and if inadequate time is devoted to our business, your investment may be negatively impacted”,

November 16, 2010

•
On page 28 of the prospectus, the risk factor entitled “Our manager and its affiliates will receive substantial fees from us, which could result in our manager and its affiliates taking actions that are not necessarily in the long-term best interest of our stockholders”,

•	On page 30 of the prospectus, the risk factor entitled “We may compete with other entities affiliated with our sponsor for investments and tenants”,

•	On page 30 of the prospectus, the risk factor entitled “If we invest in joint ventures, the objectives of our partners may conflict with our objectives”,

•
On pages 32 to 33 of the prospectus, the risk factor entitled “Terrorist attacks and other acts of violence or war may affect the real estate industry generally and our business, financial condition and results of operations”,

•
On page 34 of the prospectus, the risk factor entitled “We may be unable to sell a property if or when we decide to do so, which could adversely impact our ability to make cash distributions to our stockholders”,

•	On page 35 of the prospectus, the risk factor entitled “We may not make a profit if we sell a property, which could adversely impact our ability to make cash distributions to our stockholders”,

•	On page 37 of the prospectus, the risk factor entitled “We may suffer losses that are not covered by insurance”, and

•
On page 38 of the prospectus, the risk factor entitled “We will face competition from other apartment communities and the affordability of single-family homes, which may limit our profitability and the returns to our stockholders”;

8.	The relocation of the following risk factors:

•
The risk factor, “The right of the holders of the shares of Class B Common Stock to elect 2/3 of the board of directors will limit the ability of holders of the shares of Class A Common Stock to influence corporate matters” has been relocated and can now be found on page 22 of the prospectus,

November 16, 2010

•
The risk factor, “Payment of fees to our manager and its affiliates will reduce cash available for investment and payment of distributions” has been relocated and can now be found on page 23 of the prospectus,

•
The risk factor, “Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act” has been relocated and can now be found on page 26 to 27 of the prospectus,

•
The risk factor, “Our costs associated with and the risk of failing to comply with the Americans with Disabilities Act may affect cash available for distributions” has been relocated and can now be found on page 33 of the prospectus,

•
The risk factor, “We must comply with the Fair Housing Amendments Act of 1988, or the FHAA, and failure to comply may affect cash available for distributions” has been relocated and can now be found on page 33 of the prospectus,

•
The risk factor, “We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our stockholders may be limited” has been relocated and can now be found on page 34 of the prospectus,

•
The risk factor, “The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions” has been relocated and can now be found on page 35 of the prospectus, and

•
The risk factor, “Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results” has been relocated and can now be found on page 36 to 37 of the prospectus;

9.	The addition of the following risk factors:

•
On page 19 of the prospectus, the risk factor entitled “We face competition from other apartment communities and housing alternatives for tenants, and we face competition from other acquirers of apartment communities for investment opportunities, both of which may limit our profitability and returns to you”,

November 16, 2010

•	On page 23 of the prospectus, the risk factor entitled “Our success is dependent on the performance of our manager”,

•	On page 29 of the prospectus, the risk factor entitled “The absence of arm’s-length bargaining may mean that our agreements may not be as favorable to you as they otherwise could have been”, and

•
On page 39 of the prospectus, the risk factor entitled “Some or all of our properties have incurred, and will incur, vacancies, which may result in reduced revenue and resale value, a reduction in cash available for distribution and a diminished return on your investment”;

10.	The deletion of the risk factor on page 25 of the prospectus entitled “Certain of our affiliates will receive substantial fees prior to the payment of dividends to our stockholders”; and

11.	The Underwriting section of the prospectus, beginning on page 171, has been revised in accordance with the format the underwriter typically uses.

General

1.
We note your response to comments 5 and 38 in our letter dated July 30, 2010; however, we have not yet received the supplemental materials.  Please also provide highlighted copies of market forecasts prepared by Mr. Ron Whitten, which you reference in the revised disclosure on pages 68 and 70 and confirm that such materials are publically available.  We may have further comments after we have reviewed these materials.

We advise the Staff that we will be submitting supplementally a copy of the materials mailed to the Commission on October 8, 2010 in response to comments 5 and 38 in the Staff’s letter dated July 30, 2010.

In addition, we advise the Staff that we will be submitting supplementally (a) a copy of the updated market forecasts prepared by Mr. Ron Witten, referenced in Amendment No. 2, together with the related consent, (b) a copy of the supporting materials for the additional citations included in Amendment No. 2, together with any required consents.

November 16, 2010

2.
We note your response to comment 6 in our letter dated July 30, 2010.  Please provide a more detailed analysis of why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940.

The Company intends to operate its business in a manner that will permit the Company to maintain an exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”) pursuant to Section 3(c)(5)(C) of the Investment Company Act and certain related No-Action Letters from the Commission.  Pursuant to this exemption, (i) at least 55% of the Company’s assets must consist of real estate fee interests or loans secured exclusively by real estate, or both, (ii) at least 25% of the Company’s assets must consist of loans secured primarily by real estate (this percentage will be reduced by the amount by which the percentage in (i) above is increased), and (iii) up to 20% of the Company’s assets may consist of miscellaneous investments.  The Company intends to engage primarily in the business of buying real estate, specifically multi-family residential properties, or other securities that are secured by real estate.  Further, the Company acknowledges that participations in mortgage loans, mortgage-backed securities, mezzanine loans, preferred equity investments joint venture investments and the equity securities of other real estate companies may not constitute qualifying real estate assets in accordance with the above requirements, depending on the characteristics of the specific investments.  However, the Company expects that such investments will constitute a small part of the Company’s overall portfolio composition.  The Company intends to monitor compliance with these requirements on an ongoing basis.

Management Agreement, page 4

3.
We note your response to comment 11 from our letter dated August 30, 2010.  The revised disclosure reflects the estimated amount of acquisition fees assuming your targeted leverage of 65% of acquisition costs.  Please tell us whether this is the maximum amount of leverage that you are permitted to use under the terms of your charter or bylaws.  If not, please revise further to also reflect the amount of fees due assuming the maximum amount of leverage that you are permitted to use.

We advise the Staff that neither the Company’s charter nor its by-laws include a limit on the amount of leverage that the Company is permitted to use.  However, the Investment Guidelines attached as an exhibit to the Management Agreement, which has been filed as Exhibit 10.1 to the Registration Statement with the filing of Amendment No. 2, includes a limit on the amount of leverage that the Company may incur.  The prospectus has been revised on pages 3, 5, 7, 16, 55, 64, 82 and 109 to clarify that the Investment Guidelines contain this limit and has been revised on pages 7 and 109 to disclose the estimated amount of acquisition fees assuming the Company incurs the maximum amount of leverage.

November 16, 2010

Use of Proceeds, page 53

4.	Please revise to describe the offering proceeds you intend to use to purchase the two properties you currently have under contract. We note the disclosure on page 78.

We advise the Staff that we have revised the prospectus on page 55 to describe how the Company intends to purchase the two properties that are currently under contract.  Specifically, the Company has disclosed that it anticipates that the purchase price for the two properties will be paid with approximately $24,800,000 from the proceeds of the offerings, together with the proceeds of the planned debt financing activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 60

5.
We note the disclosure on page 78, which indicates that you anticipate using a significant amount of mortgage debt to acquire the Atlanta and Philadelphia properties currently under contract.  Please revise your discussion of liquidity to describe the sources of financing for these properties.  In addition, please update the discussion of contractual commitments to disclose your contractual obligations for the purchase of these properties.

We advise the Staff that we have revised the prospectus on page 64 to describe the sources of financing for these properties.  Specifically, the Company has disclosed that it anticipates that it will secure a first mortgage loan on each property from either Fannie Mae or Freddie Mac at approximately 65% of the total purchase price of each purchase, or approximately $19,500,000 for Oxford Rise and approximately $21,580,000 for Oxford Summit.  The Company also has included a description of the terms of the loans it anticipates securing, including the amortization period, maturity date, interest rate and payment schedule.

We also advise the Staff that the prospectus has been revised on page 65 to update the discussion of contractual obligations and commitments to disclose the Company’s contractual obligations undertaken in connection with the purchase of these properties.

November 16, 2010

Prior Performance Summary
Prior Performance of Affiliates of Our Sponsor
Development Funds, page 62

6.
We note your revised disclosure in this section in response to comment 28 in our letter dated July 30, 2010.  Please expand the disclosure to also show internal rate of return to the fund after fees and expenses.  In addition, please disclose the return to investors as a percentage return, in addition to the dollar amount.

We advise the Staff that the prospectus has been revised on pages 68 through 70 to include the internal rate of return to the fund after fees and expenses, as well as the return to investors as a percentage, in addition to the dollar value of the return.

7.
We note your response to comment 29 in our letter dated July 30, 2010.  Please revise to quantify and discuss in greater detail the number of properties that are currently generating cash flows insufficient to service the debt.  Please also update your disclosure in this section in future amendments to reflect the status of negotiations for loan extensions or work-outs, including loans related to properties in the pre-development phase.

We advise the Staff that the prospectus has been revised on pages 68 through 70 to quantify and discuss in greater detail the properties that are currently generating cash flows insufficient to service their debt.  We advise the Staff that there are no negotiations for loan extensions or work-outs in process at this time.

Adverse Business Developments and Conditions, page 65

8.	Please revise to more specifically discuss properties lost to foreclosure, short sale, or deed in lieu of foreclosure.

We advise the Staff that the prospectus has been revised on pages 68 through 71 to include a more specific discussion of the properties lost to short sale, foreclosure or deed in lieu of foreclosure.

November 16, 2010

Business
Our Investment Strategy, page 67

9.
We note your response to comment 32 in our letter dated July 30, 2010.  Please ensure that you also provide third-party support for the expected capitalization rates that you disclose for each of your asset categories on page 71.

We advise the Staff that we will be submitting supplementally a copy of the materials mailed to the Commission on October 8, 2010 in response to comment 32 in the Staff’s letter dated July 30, 2010.

In addition, we advise the Staff that we will be submitting supplementally third-party support for the expected capitalization rates disclosed in each of the Company’s asset categories on page 79 to 80 of the prospectus.

Our Target Assets, page 72

10.
Considering that you do not currently own any properties in any of the markets shown on the map, and that you have contracts to purchase only two properties in two of the markets shown on the map, the title “Acquisition Markets Map” may be confusing to investors.  Please revise to provide a different title that more accurately describes the information conveyed by the map.  In addition, please revise to briefly describe how you define the three market categories shown on the map:  Opportunistic, Performing, and Stable.

We advise the Staff that the Company has included a revised map in the prospectus on page 81 of the prospectus.  The revised map has been retitled “Target MSA Map”  and has been revised to remove the indications relating to the three market categories so that it reflects a general representation of the markets where the Company would consider acquiring assets.  The revised map now highlights in red the markets on which the Company will initially focus in making acquisitions.

Our Financing Strategy, page 73

11.
The last sentence of the second paragraph states that subsequent events could result in your exceeding your target leverage limits.  Please revise to clarify whether your charter or bylaws impose any limits on your ability to use leverage.

We advise the Staff that neither the Company’s charter nor its by-laws impose any limit on the amount of leverage it may use.  Instead, the Investment Guidelines attached as an exhibit to the Management Agreement, which has been filed as Exhibit 10.1 to the Registration Statement with the filing of Amendment No. 2, set forth the maximum leverage limit of 75% of acquisition costs.  We have revised the prospectus on page 82 to clarify the leverage limit imposed by our Investment Guidelines. The revised disclosure also states that the Investment Guidelines may be changed by the by the board without the vote of the stockholders.

November 16, 2010

Description of Real Estate Investments
Property Acquisition, page 19

12.	Please revise your disclosure in this section to describe all material terms, including closing conditions, pertaining to each of your purchase agreements.

We advise the Staff that the prospectus has been revised on page 88 to include a description of all material terms, including closing conditions, pertaining to the purchase agreement for each of Oxford Rise and Oxford Summit.

13.	Please tell us whether the Oxford entities identified as counterparties to these purchase arrangements are affiliates of your sponsor.

We advise the Staff that the counterparties to each of the purchase agreements are affiliates of the Company’s sponsor.  John A. Williams is the chief executive officer of the sole member of Williams Opportunity Fund, LLC, which, together with Oxford Rise Partners LLC, holds all of the equity interests in Oxford Rise JV, LLC.  Mr. Williams is also the chief executive officer of the sole manager of Williams Realty Fund I, which, together with Oxford Summit Development, LLC, holds all of the equity interests in Oxford Summit Partners, LLC.

14.
Please tell us whether you are assuming any existing mortgage debt and, if so, please revise footnote 4 to clarify what portion of your anticipated mortgage debt referenced in the table represents currently outstanding amounts.

We advise the Staff that the Company will not be assuming any existing mortgage debt in connection with the acquisition of the two properties, Oxford Rise and Oxford Summit.

15.
We note that you plan to secure loans from Fannie Mae or Freddie Mac to consummate the acquisitions you have described and that you have also provided anticipated interest rates in your table disclosure.  Please revise to disclose the current status of any negotiations with Fannie Mae or Freddie Mac.  Please also discuss your ability to purchase these properties if financing is not available as anticipated from these sources.

We advise the Staff that the prospectus has been revised on page 89 to disclose that the Company has submitted applications to Fannie Mae and Freddie Mac to obtain loans to consummate the two property acquisitions.  The prospectus has been revised to disclose that these applications are under review and the Company is awaiting commitment letters and rate lock agreements.  Upon the Company’s receipt of commitment letters, it will review the final terms and conditions and enter into rate lock agreements which will determine the final structure and cost of the Company’s financing.  In addition, the prospectus has been revised to disclose that if financing is unavailable from Fannie Mae or Freddie Mac, the Company plans to acquire the two properties with proceeds from the underwritten offering and the private placement offering.

November 16, 2010

16.
We note your discussion of historical effective net annual rental rates for each of the properties you intend to purchase.  Please revise to clarify whether tenant concessions and abatements are included in base rents used to calculate effective net annual rental rates.  If not, please also disclose the effective annual rents for each of the properties adjusting for concessions and abatements.

We advise the Staff that the prospectus has been revised on pages 90 and 91 to disclose that the historical effective net annual rental rates for each of the properties includes any tenant concessions and abatements.

17.	Please explain more fully how you determined occupancy rates for each of the properties.

We advise the Staff that the occupancy rates are based on the number of apartments that were occupied as of December 31st of the particular year (or, in the case of the occupancy rate provided as of September 30, 2010, as of that date) in comparison with the total number of apartments on the property.

Our Management and Management Agreement
Management Agreement, page 90

18.
We note your response to comment 42 in our letter dated July 30, 2010.  It appears that you may terminate the agreement annually based upon unsatisfactory performance or a determination that the management fees are not fair.  In addition, you may terminate at any time for cause, as defined in the management agreement.  Please revise to clarify whether you have any right to terminate or decline to renew the agreement at will, similar to the manager’s right to decline to renew the agreement.

We advise the Staff that the Company may terminate the management agreement only if there is cause, as defined in the management agreement, or if there is a determination of unsatisfactory performance or that the management fees are not fair.  The management agreement does not provide the Company with the right to decline to renew the management agreement at will.  We advise the Staff that the prospectus has been revised on pages 6 and 106 to clarify the extent of the Company’s termination rights.

November 16, 2010

Management Compensation, page 93

19.
Refer to your revised discussion of the Special Limited Partnership Interest on page 96 in the fee table.  Please explain how each asset’s “net selling price” used to calculate this special distribution takes into account the commission paid to your manager for the sale of assets, which you discuss on the preceding page.  Please revise your disclosure to clarify, if true, that your manager is entitled to this distribution in addition to the fee the manager is entitled to receive as a commission for the disposition of assets.  Please make conforming changes to the fee table disclosure located in the prospectus summary.

We advise the Staff that the prospectus has been revised on pages 10 and 113 to explain that the “net selling price” is equal to the proceeds actually received by the Company from the sale of an asset after paying off outstanding debt related to the sold asset and paying any seller-related closing costs, including any commission paid to the Company’s manager in connection with the sale of the asset, less expenses allocable to the sold asset.  In addition, the prospectus has been revised on pages 10 and 113 to disclose that the Company’s manager is entitled to the distributions payable pursuant to its Special Limited Partnership Interest in addition to the commission it is entitled to receive upon the disposition of any assets of the Company.

Description of Securities
Appendix A – Prior Performance Tables
Table I – Experience in Raising and Investing Funds, A-2

20.
We note that the amount of investor commitments for both funds includes commitments from the sponsor as well as other investors.  Please revise the table or the footnotes to separately disclose the actual amounts invested by the sponsor and by other investors.

We advise the Staff that the prospectus has been revised on pages A-2 and A-3 to separately disclose the amounts invested by the sponsor and by other investors in the table and in footnotes 3 and 4 to the table.

21.
Refer to footnote 4 to the table.  Please revise to clarify all sources of investor commitments.  Currently, you disclose that five institutional investors committed $39.0 million and the sponsor committed $5.0 million.  The source of the remaining commitments needed to reach the $103.125 total is not clear.

We advise the Staff that footnote 4 to the table on page A-3 of the prospectus has been revised to disclose that $39.0 million represents the investment commitment of five unaffiliated institutional investors, $56.125 million represents the investment commitment from approximately 62 unaffiliated high net worth individuals and $8.0 million represents the investment commitment from the program’s sponsors.

November 16, 2010

22.	Refer to footnote 5 to the table. Please explain in greater detail the sponsor’s and investors’ decision to freeze funds available for the fund’s acquisition program.

We advise the Staff that footnote 5 to the table on page A-3 of the prospectus has been revised to disclose that the program sponsors and investors decided to freeze the fund’s acquisition program because it was believed that pricing of assets was materially greater than actual property values due to adverse market conditions together with the existence of a large number of potential buyers and a limited supply of assets for sale.

Part II – Information Not Required in Prospectus
Item 36. Financial Statements and Exhibits, page II-3

23.
Please tell us why you have not included all of the listed exhibits and schedules for exhibits 10.4 and 10.5.  Alternatively, please file such exhibits and schedules with your next amendment.  Refer to Item 601(b)(10) of Regulation S-K.

We advise the Staff that we will be submitting the listed exhibits and schedules to exhibits 10.4 and 10.5 supplementally.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.